Exhibit 99.1

RISK FACTORS

                Each of the following factors as well as the other information in this Quarterly Report should be considered in evaluating our business and our prospects. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be harmed substantially.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Quarterly Report.

Risks Related to Our Business

The revenues generated by stations we operate or provide programming to could decline substantially if they fail to maintain or renew their network affiliation agreements on favorable terms, or at all.

Due to the quality of the programming provided by the networks, stations that are affiliated with a network generally have higher ratings than unaffiliated independent stations in the same market. As a result, it is important for stations to maintain their network affiliations. All of the television stations that we own and operate or which we program have affiliation agreements with a major network—six stations have affiliation agreements with NBC, three stations have affiliation agreements with CBS, four stations have affiliation agreements with ABC, three stations have affiliation agreements with FOX and five stations have affiliation agreements with CW, including a digital sub channel in one market. Each of NBC, CBS and ABC generally provides affiliated stations with up to 22 hours of prime time programming per week, while each of FOX and CW provides affiliated stations with up to 15 hours of prime time programming per week.  In return, affiliated stations broadcast the respective network’s commercials during the network programming.

All of the network affiliation agreements of the stations that we own and operate or to which we provide services are scheduled to expire at various times beginning in August 2008 through August 2016. Network affiliation agreements are also subject to earlier termination by the networks under limited circumstances.  We cannot assure you that our affiliation agreements will be renewed or that each network will continue to provide programming to affiliates on the same basis as it currently provides programming. The non-renewal or termination of a network affiliation could adversely affect our results of operations.

Because a high percentage of our operating expenses are fixed, a relatively small decrease in gross advertising revenues could have a significant negative impact on our results of operations.

Other than commissions paid to our sales staff and outside sales agencies, our expenses do not vary significantly with the increase or decrease of gross advertising revenues. As a result, a relatively small change in gross advertising revenues could have a disproportionate effect on our financial results. Accordingly, a minor shortfall in expected gross revenues could have a significant negative impact on our results of operations.

We are dependent to a significant degree on automotive advertising.

Approximately 21% and 25% of pro forma gross revenues for the year ended December 31, 2006

(after giving effect to the 2006 acquisitions as if they had occurred on January 1, 2006) and nine months ended September 30, 2007, respectively, consisted of automotive advertising revenues.  A significant decrease in these revenues in the future could materially and adversely affect our results of operations and cash flows, which could affect our ability to fund operations and service our debt obligations.

Our advertising revenues are subject to cyclical and seasonal variations.

Our business is cyclical in nature. Because we depend upon the sale of advertising for a significant portion of our gross revenues, our operating results are sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. During periods of economic contraction, gross revenues may decrease while some of our costs remain fixed, resulting in decreased earnings.

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing habits. Typically, our gross revenues are lowest during the first quarter, and highest during the fourth quarter, of each calendar year.

Our gross revenues tend to be higher in even-numbered years, when national, state and local political advertising is a significant element of advertising revenues. In odd-numbered years, little if any gross revenues are obtained from political advertising.

We are dependent on our senior executives and our business would be negatively impacted if we were to lose their services.

We believe that our success and our ability to maintain our competitive position depends on our ability to retain the services of K. James Yager and Chris Cornelius, two of our senior executives who, along with other members of senior management, are employed by a management company and provide services to us pursuant to a management agreement. These individuals have extensive experience in the television broadcasting industry and have been instrumental in formulating and executing our business strategy. If the management agreement were to be terminated or we otherwise lost the services of K. James Yager or Chris Cornelius, we may not be able to timely identify and retain appropriate or suitable replacements to manage our operations. The complete or partial loss of their services could adversely affect our ability to manage effectively our overall operations and successfully execute current or future business strategies.

We may not realize all of the anticipated operating synergies and cost savings from the Raycom acquisition or other acquisitions, which may adversely affect our financial performance.

We may not realize all of the anticipated operating synergies and cost savings from the Raycom acquisition or other acquisitions, which we discuss under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the Quarterly Report. These are forward-looking estimates and involve known and unknown risks, uncertainties and other factors that may cause the actual cost savings or cash generated to be materially different from our estimates or result in these savings not being realized in the time frame expected, or at all.

In addition to the general factors discussed above, such estimates are based upon a variety of other factors and were derived utilizing numerous important assumptions, including:

•                  achieving estimated headcount reductions;

•                  eliminating certain components of fixed overhead without adversely affecting our ability to manage our operations; and

•                  integrating information technology and other systems without undue cost, delay or interruption.

We face risks associated with acquiring stations and potential acquisitions.

We have grown rapidly through the acquisition of television stations and we may continue to grow as a result of additional acquisitions, some of which may be material. Growth through acquisitions, including the Raycom acquisition, entails numerous risks, including:

•                  we may not be able to successfully reduce costs, increase gross advertising revenues or audience share or realize anticipated synergies and economies of scale with respect to any acquired station;

•                  our management may be reassigned from overseeing existing operations by the need to identify potential acquisition targets, conduct due diligence, negotiate acquisition agreements and integrate acquired stations;

•                  we may experience difficulties integrating operations and systems, as well as company policies and cultures;

•                  we may fail to retain and assimilate employees of acquired stations;

•                  we may incur unbudgeted costs in connection with pursuing potential acquisitions which are not consummated;

•                  our operating results may fluctuate due to our incurrence of considerable expenses to acquire stations before receiving the anticipated revenues expected to result from the acquisitions;

•                  we may experience difficulties in finding suitable acquisition candidates or in making acquisitions on attractive terms;

•                  we may face difficulties in obtaining and maintaining any required regulatory authorizations in connection with acquisitions; and

•                  problems may arise in entering new television markets in which we have little or no experience.

                In the future, we may need additional capital to continue growing through acquisitions. This additional capital may be raised in the form of additional debt, which would increase our leverage and could have an adverse effect on our ability to pay interest on the notes. We may not be able to raise sufficient additional capital on terms that we consider acceptable, or at all.

There can be no assurance that we will be able to successfully integrate stations that we have recently acquired or successfully integrate any stations that we might acquire in the future. If we fail to do so, or if we do so but at greater cost than anticipated, our business, financial condition and results of operations may be adversely affected.

Our business may be adversely affected by strikes and other labor protests which could cause disruptions in our operations.

As of September 30, 2007 approximately 14% of our employees were represented by various unions, including the United Auto Workers, the International Brotherhood of Electrical Workers, Radio & Broadcast Engineers and the National Broadcast Employees & Technicians / Communications Workers of America. If we were to experience a strike or work stoppage at one of our broadcasting stations, any resulting disruptions in operations could cause us to lose viewers and advertisers and might have permanent adverse effects on our business.

We are controlled by Pilot Group, and its interests may differ from the interests of note holders.

As a result of Pilot Group’s controlling interest in us, Pilot Group is able to exercise a controlling influence over our business and affairs. As the managing member of Barrington Broadcasting, Pilot Group is able to unilaterally determine the outcome of many matters, including the election and removal of directors, the acquisition of additional television stations and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, four of our directors are affiliated with Pilot Group. The interests of Pilot Group may differ from the interests of the holders of the notes and Pilot Group could take actions or make decisions that are not in the best interests of the note holders. Furthermore, this concentration of ownership by Pilot Group may have the effect of impeding a merger, consolidation, takeover or other business combination involving us.

Changes in FCC ownership rules may limit our ability to continue programming WWMB under a “grandfathered” local marketing agreement and/or require material modifications to our joint sales and shared services arrangements with respect to WGTU/WGTQ which could adversely affect our results of operations.

FCC ownership rules currently impose significant limitations on the ability of broadcast licensees to have attributable interests in multiple media properties. The television duopoly rule limits licensees to the ownership of one television station in most medium-sized and smaller television markets and two stations in most larger markets. In addition, the FCC ownership limitations currently restrict the programming by one station owner of a second station in the same market pursuant to a time brokerage agreement or local marketing agreement. However, time brokerage agreements or local marketing agreements entered into prior to November 5, 1996 are currently “grandfathered” from such restrictions. We currently program WWMB pursuant to a “grandfathered” local marketing agreement.

In 2003, the FCC voted to revise and in most cases substantially liberalize several of its national and local ownership rules. In 2004, the United States Court of Appeals for the Third Circuit in Philadelphia, Pennsylvania found virtually all of those actions to be without adequate support and remanded to the FCC for further deliberation. In 2005, the United States Supreme Court declined to hear an appeal of the Court of Appeals’ decision. The FCC commenced a further rulemaking in June 2006 in order to re-examine the ownership rules in light of the Court’s decision. While the FCC has not indicated that it will review its rules regarding “grandfathered” time brokerage agreements and local marketing agreements in its current rulemaking, it likely will do so in a future proceeding. We are unable to predict the timing or outcome of any such FCC deliberations. If the FCC’s duopoly rule is relaxed, we may be able to acquire full ownership of WWMB. If we are unable to acquire WWMB and the FCC decides to prohibit grandfathered time brokerage agreements or local marketing agreements, our continued programming of WWMB through our local marketing agreement may not be permitted by the FCC, which could have a material adverse effect on our results of operations.

Through our subsidiary that operates WPBN-TV, Traverse City, Michigan, and its satellite WTOM-TV, Cheboygan, Michigan, we have entered into a joint sales agreement and shared services agreement with Tucker Broadcasting of Traverse City, Inc., or Tucker, whereby following Tucker’s pending acquisition of television station WGTU, in Traverse City and its satellite WGTQ, Sault Ste. Marie, Michigan, we would hold certain programming and advertising sales rights with respect to these stations as well as provide certain shared services to these stations.  Tucker’s acquisition of television stations WGTU and WGTQ is subject to the review and approval by the FCC and our joint sales and shared services arrangements with Tucker are subject to the FCC’s review as part of its consideration of Tucker’s proposed acquisition.  We note that the FCC has a pending rulemaking pertaining to the attribution of joint sales agreements in which it may determine that a joint sales agreement involving the sale of 15% or more of a same-market television station’s advertising time will result in that station being ‘‘attributable’’ to the party providing the sales services for multiple ownership purposes. In the event that the FCC were to adopt such a rule, even subsequent to its approval of Tucker’s acquisition of WGTU and WGTQ, it is possible that the new rule could require material modification of our joint sales agreement and shared services agreement with Tucker.

Risks Related to Our Industry

Our television content may attract fewer viewers, limiting our ability to generate advertising revenues.

The success of each of our television stations is primarily dependent upon our ability to generate advertising revenues. The ability of television stations to generate advertising revenues depends to a significant degree upon audience acceptance. Although we are diversified in our network affiliations by having affiliation agreements with all of the major television networks, our programming may not attract sufficient targeted viewership or we may not achieve favorable ratings. Our ratings and audience acceptance is influenced by many factors, including the content offered, shifts in population, demographics, general economic conditions, public tastes, reviews by critics, promotions, the quality and acceptance of other competing content in the marketplace at or near the same time, the availability of alternative forms of entertainment and other intangible factors. All of these factors could change rapidly, and many are beyond our control. A shift in viewer preferences could cause our programming not to gain popularity or to decline in popularity, which could cause our advertising revenues to decline. In addition, we, our networks and the others on whom we rely for programming, may not be able to anticipate and react effectively to shifts in viewer tastes and interests in the markets. Such inability to anticipate shifts in viewer preferences could negatively impact our advertising revenues and our results of operations. Our advertising revenues will suffer if any of our broadcasting stations cannot maintain their audience ratings or market share or cannot continue to command the advertising rates that we anticipate.

The continued development of alternative video program distribution channels may adversely affect our ability to retain viewers.

Within the past year, several of the largest national television networks—including networks with which some of our stations are affiliated—have begun providing access to popular network programs to viewers by means of platforms other than local television stations affiliated with such networks. These platforms include portable playing devices (such as the iPod), streaming over the Internet, and delivery to portable receivers, including specially-equipped mobile telephone devices. While this phenomenon is in its very early stages and it is difficult to predict what impact it may have, if it continues or grows, upon the traditional model for the delivery of network television programs to viewers through network-affiliated local stations and multichannel video program distributors such as local cable systems and DBS service providers. This matter has been the subject of expressions of concern on the part of various network-affiliated television station group owners.

Our industry is subject to significant syndicated and other programming costs, and increased programming costs could adversely affect our results of operations.

Our industry is subject to significant syndicated and other programming costs. Programming costs constitute one of the most significant operating costs in our industry. We may be exposed in the future to increased programming costs, which may adversely affect our operating results. We often acquire program rights two or three years in advance, making it difficult for us to accurately predict how a program will perform. In some instances, we may have to replace programs before their costs have been fully amortized, resulting in write-offs that increase station operating costs. If we are unable to obtain audience-attracting programming in the future or if we are exposed to increased programming costs, our operating results will be negatively impacted.

The February 17, 2009 “hard date” for the cessation of analog transmissions may adversely affect us.

Under federal law, full-power television stations may no longer broadcast their analog signals after February 17, 2009. Viewers who rely on over-the-air reception for television viewing and those who receive our programming through multichannel video programming distributors such as cable television systems and DBS service providers will no longer be able to view our programming unless they own or acquire television receivers with digital reception capability or converter boxes that permit digital television, or DTV, signals to be viewed on analog television sets. While federal subsidies will be available for purchasing such converter boxes, we cannot predict the extent to which our viewers will take advantage of such subsidies or purchase converter boxes without the use of subsidies. Further, the federal subsidy program will operate only from January 2008 through March 2009, and we cannot predict whether the late commencement or short duration of this program will affect the number of our viewers who purchase converter boxes using federal subsidies.  The February 17, 2009 analog cessation could also encourage viewers to obtain video programming from other sources, especially the Internet. Any failure of viewers to adopt DTV technology could reduce television viewing audiences and could adversely affect our operating results.

We may be adversely affected by disruptions in our ability to receive or transmit programming.

The transmission of programming is subject to risks of equipment failure, including those failures caused by satellite defects and destruction, natural disasters, power losses, low-flying aircraft, software errors or telecommunications errors. Disruption of our programming transmissions may occur in the future and satellites or other comparable transmission equipment may not be available. Any natural disaster or extreme climatic event, such as an ice storm, could result in the loss of our ability to broadcast. Further, we own or lease antenna and transmitter space for each of our stations. If we were to lose any of our antenna tower leases or if any of our towers or transmitters were damaged, we may not be able to secure replacement leases on commercially reasonable terms, or at all, which could also prevent us from transmitting our signals. Disruptions in our ability to receive or transmit our broadcast signals could have a material adverse effect on our audience levels, advertising revenues and future results of operations.

Any potential hostilities, terrorist attacks or natural disasters may affect our revenues and results of operations.

We may experience a loss of advertising revenues and incur additional broadcasting expenses in the event that the United States engages in foreign hostilities, in the event there is a terrorist attack against the United States or upon the occurrence of a natural disaster. A significant news event like a war, a terrorist attack or a natural disaster will likely result in the preemption of regularly scheduled programming by network news coverage of the event. As a result, advertising may not be aired and the revenues for such advertising may be lost unless the broadcasting station is able to run the advertising at agreed-upon times in the future. We cannot assure you that the advertisers will agree to run such advertising in future time periods or that space will be available for such advertising. We cannot predict the extent or duration of any preemption of local programming if it occurs. In addition, our broadcasting stations may incur additional expenses as a result of expanded news coverage of the local impact of a war, terrorist attack or natural disaster. The loss of revenues and increased expenses could negatively affect our results of operations.

If we are unable to reach retransmission consent agreements with cable companies for the carriage of our stations’ signals, we could lose revenues and audience share.

In connection with the distribution of local television broadcast station signals to cable television service subscribers in individual markets, the Communications Act of 1934, as amended by, among other statutes, the Telecommunications Act of 1996, as amended, or the Communications Act, permits the stations to choose either mandatory carriage (“must-carry”) or retransmission consent. These elections are made at intervals of three years. Under must-carry, the station informs the local cable company that the station’s signal is required to be distributed to the cable company’s subscribers, but there is no compensation to the station for such distribution. Under retransmission consent, the station notifies the local cable company that the two parties will commence negotiations to determine if they can agree on the terms under which the cable system will be given permission by the broadcast station to distribute the station’s signal to the cable system’s subscribers; usually, those terms involve some form of benefit accorded to the station. However, if no agreement is reached, the cable system cannot distribute the station’s signal to the cable system’s subscribers.

One of our stations, KRCG in Jefferson City, Missouri, has elected to exercise its so-called “must-carry” rights under which cable companies serving the station’s market must carry its signal. All of our other stations have elected retransmission consent, and have negotiated agreements or extensions with cable companies for the carriage of their signals.

If direct broadcast satellite companies do not carry our stations, we could lose revenues and audience share.

Federal statutes allow direct broadcast satellite television service providers to transmit broadcast television signals to subscribers in those stations’ local markets, provided that the satellite service providers offer to carry all local stations in that market. However, satellite providers have limited capacity to deliver all of the local station signals in all of the local markets. DirecTV and EchoStar’s Dish Network carry our stations in ten and thirteen of our markets, respectively. In those markets in which satellite providers do not carry local station signals, subscribers to those satellite services will be unable to view our stations without making further arrangements, such as installing special antennas and switches. In the event that subscribers to satellite services do not receive signals from the stations that we own and operate, or that we provide programming to under local marketing agreements, we could lose audience share which would adversely affect our results of operations.

Federal law also permits satellite service providers to import into local markets the signals of same-network-affiliated stations from distant markets, under certain conditions where the local network-affiliated station’s signal does not reach certain households in the market with sufficient strength to be viewed or where the out-of-market station is “significantly viewed” in the local market. Such distant signal importation could fragment the audience for any of our stations in local markets that might be so affected, by giving viewers in that market access to a potentially superior quality signal offering the same network programming as our station offers.

The FCC can sanction us for programming on our stations that is found to be indecent.

Over the past several years, the FCC has begun to impose substantial fines on television stations for their broadcasts of indecent material in violation of the Communications Act and related FCC rules. The FCC also has revised its indecency analysis to more strictly prohibit the use of certain language on broadcast television. In addition, Congress recently passed legislation that substantially increases the maximum amount that the FCC can fine stations for their broadcast of indecent programming. Because our stations’ programming is in large part provided by the networks with which our stations are affiliated, and because network programs are frequently not provided to the affiliated stations in advance of the scheduled times of broadcast to enable the stations to review the program content and to make an independent determination as to whether any of such content may be actionably indecent, we do not always have a means of guarding against the broadcast by our stations of network-supplied programs that may contain potentially indecent material, and we may be subject to the imposition of fines if the FCC were to find such programming to be indecent.

Risks Relating to Our Indebtedness

We are highly leveraged and future cash flow may not be sufficient to meet our obligations, including our obligations under the notes, and we might have difficulty obtaining more financing.

We have a substantial amount of indebtedness in relation to our equity. As of September 30, 2007, we had total indebtedness of approximately $278.0 million, comprising approximately 72% of our capitalization. Our substantial indebtedness could have important consequences for you. For example, it could:

•                  adversely affect our cash flow and make it more difficult for us to satisfy our obligations with respect to the notes;

•                  limit our ability to pursue acquisition opportunities;

•                  limit our ability to respond to changing business, economic and industry conditions and to withstand competitive pressures, which may affect our financial condition;

•                  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•                  result in an event of default if we fail to comply with the financial and other restrictive covenants contained in the indenture governing the notes, our credit facility or our other indebtedness;

•                  limit our ability to borrow additional funds or obtain additional financing in the future;

•                  expose us to greater interest rate risk since the interest rate on borrowings under our credit facility will fluctuate with the current market rates; and

•                  place us at a competitive disadvantage to our competitors who are not as highly leveraged.

Under the terms of the indenture and our credit facility, we are permitted, subject to certain conditions and limitations, to incur additional indebtedness. If we incur additional indebtedness, the risks described above will be exacerbated.

If there were an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, if accelerated upon an event of default, or that we would be able to repay, refinance or restructure the payments on those debt instruments.

The Issuers’ ability to make payments under the notes substantially depends on cash flow from our operating subsidiaries. If such subsidiaries cannot make distributions to the Issuers, or such distributions decrease, the Issuers may not be able to make payments on the notes.

Barrington Group and Barrington Capital have no operations except for those conducted through Barrington Group’s operating subsidiaries. Accordingly, our only material source of cash, including cash to make payments on or redeem the notes, is distributions with respect to our ownership interests in our operating subsidiaries that are derived from the earnings and cash flow generated by such operating subsidiaries. Distributions to Barrington Group from its operating subsidiaries will depend on:

•                  the financial performance of our operating subsidiaries;

•                  covenants contained in our debt agreements, including the agreements governing our credit facility and the indenture governing the notes;

•                  covenants contained in other agreements to which we or our subsidiaries are or may become subject;

•                  business and tax considerations; and

•                  applicable law, including laws regarding the payment of distributions.

The operating results of our operating subsidiaries at any given time may not be sufficient to make distributions or other payments to us and any distributions and/or payments to us may not be adequate to pay any amounts due under the notes or our other indebtedness. If the cash flows and capital resources of our operating subsidiaries are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and our operating subsidiaries might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from the disposition. Our operating subsidiaries may not be able to consummate those dispositions or to obtain the proceeds which could be realized from them and these proceeds may not be adequate to meet any debt service obligations then due. Any inability to meet our debt service obligations would have a material adverse effect on our results of operations.

Our ability to engage in certain transactions is restricted by the agreements governing our credit facility and the indenture governing the notes.

The agreements governing our credit facility and the indenture governing the notes contain covenants that limit our and our restricted subsidiaries’ ability to engage in specific types of transactions. The covenants include, among other things, limitations on our ability to:

•                  make distributions on our equity interests, repurchase, repay or redeem our equity interests or prepay subordinated indebtedness;

•                  issue preferred equity;

•                  make certain investments;

•                  incur additional indebtedness;

•                  create liens on assets to secure indebtedness;

•                  transfer or sell all or substantially all of our assets;

•                  merge or consolidate with another entity;

•                  enter into certain transactions with affiliates; and

•                  enter into sale and leaseback transactions.

The agreements governing our credit facility require us to satisfy various financial covenants, including maximum total leverage, minimum interest coverage ratios, and limit our total capital expenditures. Future indebtedness or other contracts could contain financial or other covenants more restrictive than those applicable to our credit facility and the notes. These restrictive covenants may limit our ability to expand our operations, pursue our business strategies and react to events and opportunities as they unfold or present themselves. If we are unable to capitalize on future business opportunities, our business may be harmed.

Our ability to comply with these provisions may be affected by general economic conditions, industry conditions and other events beyond our control. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in our credit facility or the indenture governing the notes could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

Floating rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our credit facility is subject to floating rates of interest. If there is a rise in interest rates, our debt service obligations on the borrowings under our credit facility would increase even though the amount borrowed remained the same, which would affect our results of operations. A 1% change in LIBOR would result in our interest expense under our credit facility fluctuating approximately $1.5 million per year without taking into account the effect of any hedging instruments. We entered into interest rate hedging agreements which effectively fixed the interest rate on the majority of our borrowings under our credit facility at no greater than 5.5%. There can be no assurance that when the interest rate hedging agreements expire we will be able to enter into other interest rate hedging agreements on favorable terms or at all.

Risks Relating to the Notes

The notes are contractually junior in right of payment to our senior indebtedness, and the guarantees are contractually junior in right of payment to all senior indebtedness of the guarantors.

The notes are contractually junior in right of payment to all of our existing and future senior indebtedness, and the guarantees are contractually junior in right of payment to all existing and future senior indebtedness of the guarantors. As of September 30, 2007, we had approximately $152.5 million of senior indebtedness, consisting of indebtedness under our credit facility (excluding an additional $21.0 million of borrowings available thereunder) and the guarantees of the SagamoreHill term loan.  We may not pay principal, premium, if any, interest or other amounts on the notes in the event of a payment default in respect of certain senior indebtedness, including debt under our credit facility, unless that indebtedness has been paid in full or the default has been cured or waived. In addition, if certain other defaults regarding certain senior indebtedness occur, we may be prohibited from paying any amount on the notes and the guarantors may be prohibited from paying any amount on the guarantees for a designated period of time. In the event of bankruptcy, liquidation or dissolution, our assets would be available to pay obligations on the notes only after all payments had been made on our senior indebtedness. Similarly, in the event of bankruptcy, liquidation or dissolution of any guarantor, its assets would be available to pay obligations on its guarantee of the notes only after all payments had been made on its senior indebtedness. Accordingly, we may not have enough assets remaining after payments to holders of our senior indebtedness to make any payments on the notes.

The notes are not secured by our assets or the assets of our subsidiaries.

The notes and the guarantees are not secured by the Issuers’ assets or the assets of the guarantors. However, the indebtedness incurred under our credit facility and the guarantees of the SagamoreHill term loan are secured by a security interest in all or substantially all of the Issuers’ assets, and all or substantially all of the assets of the guarantors. In addition, future indebtedness that the Issuers and the guarantors incur may be secured by the Issuers’ assets and those of the guarantors. If the Issuers or the guarantors become insolvent, or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable laws including the ability to foreclose on and sell the Issuers’ and the guarantors’ collateral securing the indebtedness in order to satisfy the secured indebtedness. In such circumstances, we may not have sufficient assets to repay the notes.

Federal and state fraudulent transfer and conveyance laws allow courts, under specific circumstances, to void guarantees and to require note holders to return payments received from us or the guarantors.

The Issuers’ creditors or the creditors of our guarantors could challenge the note guarantees issued by the guarantors as fraudulent transfers or conveyances or on other grounds. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, the delivery of the guarantees could be voided as fraudulent transfers or conveyances if a court determined that the guarantor, at the time it incurred the indebtedness evidenced by its guarantees:

•                  delivered the guarantees with the intent to hinder, delay or defraud its existing or future creditors; or

•                  received less than reasonably equivalent value or did not receive fair consideration for the delivery of the guarantees, and if the guarantor:

•                  was insolvent or rendered insolvent at the time it delivered the guarantees;

•                  was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•                  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If the guarantees issued by the guarantors were avoided or limited under fraudulent transfer or conveyance or other laws, any claim noteholders may make against such guarantors for amounts payable on the notes would be effectively subordinated to all of the indebtedness and other obligations of such guarantors, including trade payables and any subordinated indebtedness. If the granting of liens to secure the guarantees issued by the guarantors were avoided or limited under fraudulent transfer or conveyance or other laws, the guarantees would become unsecured claims to the extent of the avoidance or limitation, ranking equally with all general unsecured claims of such guarantors.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•                  the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•                  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•                  it could not pay its debts, including contingent liabilities, as they become due.

We cannot be sure what standard a court would apply in making these determinations or, regardless of the standard, that a court would not avoid the guarantees issued by the guarantors or that any such guarantees would not be subordinated to a guarantor’s other indebtedness.

Noteholders may not be entitled to require us to repurchase the notes in connection with certain transactions because the term “all or substantially all” in the context of a change of control has no established meaning under the relevant law.

One of the ways a change of control can occur under the indenture governing the notes is upon a sale of all or substantially all of our assets. The meaning of the phrase “all or substantially all” as used in that definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under applicable law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether noteholders have the right to require us to repurchase the notes.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we are required to offer to repurchase all of our outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in our credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a change of control under the indenture.